1040-999 W. Hastings Street Vancouver, BC, Canada V6C 2W2 Tel: 604.683-1102 Fax: 604.683.2643

email:  jlotz@vectorlaw.com

Our File No. 1707

 November 23, 2010

VIA EDGAR

Attention:  / Karl Hiller, Branch Chief

United States Securities & Exchange Commiddion

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC  20549-4628

Dear Ms. Lam and Mr. Hiller:

Re:

Canarc Resource Corp. (the "Company")

Form 20-F for the Fiscal Year Ended December 31, 2009 (the “Form”)

Originally Filed July 15, 2010

AMENDED “Form 20-F/A” to be filed on EDGAR approximately on or about November 25, 2010

File No. 0-18860

We write on behalf of the Company in response to your letter dated November 12, 2010 and thank you for your comments.

The Company’s response to items 1 through 3 of your letter is set out below:

1 We have filed an amended Form 20F (“Form 20-F/A”) today, for Public filing purposes, with our EDGAR filing service company, Filing Services Canada Inc.  Due to the size of the file, the conversion for EDGAR filing is expected to take a few days, but it will posted on EDGAR in due course in the near future;

2 We have made the requested changes to Note 15 and kept the original disclosure and made the limited revisions as requested to page 115 by only adding the following sentence:

“The Company no longer retained a controlling interest in Aztec after Aztec issued additional shares to third parties in 2005 and applied the accounting guidance of SAB Topic 5:H which was in effect at that time. “

3 Engineering Comments

We confirm we have removed the section in question in its entirety and replaced it with the following limited disclosure on page 25 of the amended “Form 20 F/A”:

“In December 2009 Canarc completed a preliminary assessment of the New Polaris property.  The report, dated December 23, 2009 is titled ““New Polaris Project - Preliminary Assessment”.  J.H.Gray, P.Eng., R.J. Morris, M.Sc., P.Geo. and G.H. Giroux, MASc., P. Eng. were the Qualified Persons for that Report.”

We confirm such revisions will remain in future filings and have therefore complied with your comment:   “Our understanding of NI 43-101 section 2.2 (b) is each category of resources should be reported separately.  Please advise or revise in future filings”

Thank you for you consideration of this matter.  Please do not hesitate to contact the writer if you have any questions or require additional information.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per: “Stewart L. Lockwood”

Stewart L. Lockwood

cc:  Canarc Resource Corp. (Attention: Philip Yee)